

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2020

Kerry J. Jacobs
Senior Vice President and Chief Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, New York 10018

      Re: Alleghany Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 20, 2019
          File No. 001-09371

Dear Ms. Jacobs:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance